Exhibit 99.1

SPI Energy Advances EdisonFuture Electric Vehicle Subsidiary through Strategic Agreement with Shaanxi Tongjia Automobile Co., Ltd.

SANTA CLARA, CALIFORNIA – Thursday, October 15, 2020 – SPI Energy Co., Ltd., (NASDAQ: SPI) (the "Company"), a global renewable energy company and provider of photovoltaic (PV) and electric vehicle (EV) solutions for business, residential, government, logistics and utility customers and investors, today announced that its wholly-owned subsidiary, EdisonFuture Inc. (“EdisonFuture”), has entered into a strategic cooperation framework agreement with Shaanxi Tongjia Automobile Co., Ltd. ("Tongjia"), a leading manufacturer of all-electric logistic vehicles in China.

Under the terms of the agreement, EdisonFuture and Tongjia will cooperate in the customized design, development, production, and sales of a new generation of smart electric pickup trucks and electric logistics vehicles. Tongjia will supply parts and support to EdisonFuture’s assembly facility in Fresno, California, where EdisonFuture will complete assembly of the vehicles, including the addition of software and other parts produced locally. EdisonFuture will also be the exclusive North American distributor of all-electric “last-mile” delivery box trucks and pickup trucks currently produced by Tongjia.

“We are very excited to advance our new EV business with a strong partner such as Tongjia,” stated Xiaofeng Peng, Chairman and CEO of SPI Energy. “As the multi-billion-dollar last mile delivery market in North America continues to see rapid growth, logistic operators are looking to EV solutions to lower costs and increase profits. Through our partnership with Tongjia we believe we can meet this growing demand.”

About SPI Energy

SPI Energy Co., Ltd. (SPI) is a global renewable energy company and provider of photovoltaic (PV) and electric vehicle (EV) solutions for business, residential, government, logistics and utility customers and investors. The Company provides a full spectrum of EPC services to third party project developers, as well as develops, owns and operates solar projects that sell electricity to the grid in multiple countries, including the U.S., the U.K., Greece, Japan and Italy. The Company has its US headquarter in Santa Clara, California and maintains global operations in Asia, Europe, North America and Australia. SPI is also targeting strategic investment opportunities in green industries and/or industries, such as electric vehicles and charging stations, leveraging the Company’s expertise and growing base of cash flow from solar projects.

Forward-Looking Statements

This press release contains forward-looking statements, as that term is defined in the Private Litigation Reform Act of 1995, that involve significant risks and uncertainties. Forward-looking statements can be identified through the use of words such as may," "might," "will," "intend," "should," "could," "can," "would," "continue," "expect," "believe," "anticipate," "estimate," "predict," "outlook," "potential," "plan," "seek," and similar expressions and variations or the negatives of these terms or other comparable terminology. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect the Company's current expectations and speak only as of the date of this release. Actual results may differ materially from the Company's current expectations depending upon a number of factors. These factors include, among others, the coronavirus (COVID-19) and the effects of the outbreak and actions taken in connection therewith, adverse changes in general economic and market conditions, competitive factors including but not limited to pricing pressures and new product introductions, uncertainty of customer acceptance of new product offerings and market changes, risks associated with managing the growth of the business, and those other risks and uncertainties that are described in the "Risk Factors" section of the Company's annual report filed on Form 20-F filed with the Securities and Exchange Commission. Except as required by law, the Company does not undertake any responsibility to revise or update any forward-looking statements.

Contact:
SPI Energy Co., Ltd.

IR Department

Email: ir@spigroups.com

Dave Gentry

RedChipCompanies, Inc.

Phone:(407) 491-4498

dave@redchip.com